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                                                                       Exhibit B

                               JOSEPH M. LOBOZZO
                              690 PORTLAND AVENUE
                              ROCHESTER, NY 14621

     Ref: Letter of Intent
          To Provide Collateral and Place Performance and Payment Bonds

     I, Joseph M. Lobozzo II, agree to provide collateral, in a form acceptable to The Mountbatten Surety Company Inc. (hereinafter Called "surety") in support at bonding capacity that has been requested. Such collateral shall be in the amount of twenty-five percent (25%) of the awarded contract amount, and shall be provided to the Surety prior to the issuance of performance and payment bonds for the project. Acceptable forms of collateral are an Irrevocable Standby Letter of Credit on the Mountbatten format, a cashier's check or other forms as determined by surety.

     In addition I represent and affirm that the performance and payment bonds for this project shall be obtained exclusively from The Mountbatten Surety Company, Inc. in consideration for providing the bid bond.

     I acknowledge that the surety has the right to evaluate bid results and other relevant factors, such as my financial condition, prior to issuance of performance and payment bonds and may revise its terms depending on such factors.

Very truly yours,

/s/ Joseph M. Lobozzo II
Joseph M. Lobozzo II               Date: September 11, 1997

Witness:

BY /s/ Michael J. Jish             Date: September 11, 1997